August 24, 2010

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, N.E.
Washington DC 20549-7010

RE:  Adams Resources & Energy, Inc.
        Form 10-K for Fiscal Year Ended December 31, 2009
        Filed March 23, 2010
        Comment letter dated August 11, 2010
        File No. 1-07908

Dear Mr. Schwall:

We are responding to comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) by letter dated August 11, 2010 regarding our filing referenced above.  Where applicable, our responses refer to our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “2009 Form 10-K”).  For your convenience, our responses below are prefaced by the staff’s corresponding comment.

We respectfully submit that, as our responses below indicate, we do not believe that an amendment to the 2009 Form 10-K is necessary or should be required in connection with the staff’s comments.  We plan to adjust disclosures in future filings as noted in this response letter.  Our response to your August 11, 2010 comments are listed below:

Comment 1

Results of Operations, page 16

We note your response to our prior comment 5 from our letter dated June 23, 2010.  Expand your Results of Operations disclosure to provide that information.

Response 1

Your previous comment addresses our situation where accounts receivable do not necessarily fluctuate with revenue variances.  We note the Staff’s comment and, in our recently completed Form 10-Q filing for the quarter ended June 30, 2010 filed with the Commission on August 12, 2010, we addressed this item making the following disclosure.

Excerpt from June 30, 2010 Form 10-Q

“Crude oil revenues were increased for the current comparative six-month period reflecting increased average crude oil prices as shown in the table above.  For the comparative second quarterly periods, while the average price increased, the level of crude oil revenues was generally consistent. This is because higher average crude oil prices during 2010 were offset by reduced purchase and sales volumes at the major trade points.  While revenues are increased for 2010, the total accounts receivable balance as of June 30, 2010 of $144,768,000 is reduced from the total accounts receivable balance as of December 31, 2009 of $155,941,000.  Crude oil revenues for the comparative periods reflect the average of three and six month prices, while the accounts receivable balance is reflective of prices in the most recent month only.  Crude oil prices for the months of December 2009 and June 2010 were consistent in the $75 per barrel range.  Total accounts receivable, which include the activities of all segments, were reduced in June 2010 relative to December 2009 because natural gas sales volumes were reduced in 2010. Commodity sales of natural gas are designated as trading activity and are therefore reported on a net revenue basis only.  As a result, reduced natural gas volumes do not noticeably impact gross revenues while they do noticeably impact accounts receivable comparisons”.

We intend to continue similar discussions in future filings.

Comment 2

Concentration of Credit Risk, page 43

We note your response number 6 from our letter dated June 23, 2010.  Expand your disclosure to indicate that the loss of these 10% customers would not have a material adverse effect on your operations and clarify why that is the case.

Response 2

Your previous comment addresses our situation where our relative position in the marketplace is very small to the point that the loss of a 10% customer would not have a material adverse effect on our operations as such market outlet could be readily replaced.  We note the Staff’s comment and in our recently completed Form 10-Q filing for the quarter ended June 30, 2010 filed with the Commission on August 12, 2010, we addressed this item making the following disclosure.

Excerpt from June 30, 2010 Form 10-Q

“Concentration of Credit Risk

The Company’s largest customers consist of large multinational integrated oil companies and utilities.  In addition, the Company transacts business with independent oil producers, major chemical concerns, crude oil and natural gas trading companies and a variety of commercial energy users.  Within this group of customers the Company generally derives up to 50 percent of its revenues from two to three large crude oil refining concerns.  While the Company has ongoing established relationships with certain domestic refiners of crude oil, alternative markets are readily available as the Company supplies less than one percent of U. S. domestic refiner demand.  As a fungible commodity delivered to major Gulf Coast supply points, the Company’s crude oil sales can be readily delivered to alternative end markets.  Management believes that a loss of any of those customers where it currently derives more than 10 percent of its revenues would not have a material adverse effect on the Company’s operations”.

We intend to continue similar discussions in future filings.

Comment 3

Controls and Procedures, page 51

We note your response to our prior comment 10 from our letter dated June 23, 2010 and reissue the comment.  To the extent you maintain the language cited in our prior comment 10, please revise to state clearly, if true, that your principal executive officer and principal financial officer concluded that your internal control over financial reporting are effective at a reasonable assurance level.  Emphasis added.  In the alternative, remove the reference to the level of assurance of your internal control over financial reporting throughout the section.

Response 3

We acknowledge your comment and in future filings with respect to Item 9A we will add the statement, to the extent true, that the Company’s Chief Executive Officer and Chief Financial Officer assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 20xx and concluded that internal control over financial reporting was effective at a reasonable assurance level as of December 31, 20xx.

Comment 4

Exhibit 99.1

4.	File a report that complies with prior comments 12 through 15 from our letter dated June 23, 2010.

Response 4

We understand that Ryder Scott has engaged in separate discussion with the Securities and Exchange Commission staff as to the appropriate format for their report.  Consistent with those discussions, Ryder Scott has issued a revised report dated August 17, 2010.  On August 23, 2010, we filed a Form 8-K to disclose the revised Exhibit 99.1 to our Form 10-K for the year ended December 31, 2009.  Future Ryder Scott disclosures will be consistent with our recent 8-K filing.

SUMMARY

We respectfully submit that our recent Form 10-Q and Form 8-K filings provide additional disclosures and an amendment to our Form 10-K for the year-end December 31, 2009 is not necessary.

In closing, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any further questions at (713) 881-3609.

Very truly yours,

By /s/Richard B. Abshire
Richard B. Abshire
Chief Financial Officer